OMB 3S

SEC   N

17009959

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8 -53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 02 2017
Washington DC
415

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKM Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 First Stamford Place
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Messina — 203-861-9060
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3S

OATH OR AFFIRMATION

I, Steven Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM Partners LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH G WALLETT
Notary Public
Connecticut
My Comm. Expires December 31, 2019

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2016

TABLE OF CONTENTS

CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MKM Partners LLC

We have audited the accompanying statement of financial condition of MKM Partners LLC as of December 31, 2016. This financial statement is the responsibility of MKM Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 28, 2017

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	8,004,442
Receivable from and deposit with clearing organization		673,798
Commission and fees receivable		719,525
Other assets		141,472
TOTAL ASSETS	$	9,539,237
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Deferred rent	$	204,390
Accounts payable and accrued expenses		278,442
Total liabilities		482,832
Commitments and contingencies (Note 9)		
Member's equity		9,056,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,539,237

See accompanying notes to statement of financial condition.

MKM PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records proprietary securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Brokerage fee income is recorded on an accrual basis.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent events
The statement of financial condition was approved by management and available for issuance on February 28, 2017. Subsequent events have been evaluated through this date.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from and deposit with clearing organization primarily represents cash of approximately $424,000 and a deposit with the clearing organization of $250,000 that is required by the clearing agreement.

NOTE 4. OTHER ASSETS

Other assets at December 31, 2016, consist of prepaid expenses of approximately $89,000 and restricted cash of approximately $52,000 which serves as collateral for a stand-by letter-of-credit in support of a security deposit for leased office space (see Note 9.

NOTE 5. CONCENTRATION OF CREDIT RISK AND MARKET RISK

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 6. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 7. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the member.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its Parent. In accordance with an administrative services agreement with its Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by its Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by its Parent and allocated to the Company for 2016 amounted to approximately $41,112,000. Repayments to its Parent aggregated approximately $50,120,000 in 2016. Repayments were for expenses allocated of approximately $41,112,000, the remaining payments were considered distributions.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company's Parent leases office space in several cities under non-cancellable operating leases that expire at various dates through June 2020. The total amount of rent due under the lease term for the Parent is reflected in operations on the straight-line method over the term of the leases. The difference between rental expense recorded and the amount of rent actually paid is reflected in the accompanying statement of financial condition as "Deferred rent.".

Approximate future minimum annual payments required for the five years subsequent to December 31, 2016, by the Parent, are as follows:

Year ending December 31:	Obligations
2017	$ 1,297,000
2018	586,000
2019	320,000
2020	128,000
Total	$ 2,331,000

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of the Parent in the amount of $52,058. The bank can access a money market account of the Company, if required, under the terms of the letter of credit agreement. Such amount is included in the accompanying statement of financial condition in "Other assets."

NOTE 10. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had net capital of approximately $8,193,000, which was in excess of the required minimum net capital of $106,567 by approximately $8,087,000. The Company's percentage of aggregate indebtedness to net capital was 19.5% as of December 31, 2016.